

Mail Stop 3561

May 19, 2009

Mr. James V. O'Donnell
Chief Executive Officer
American Eagle Outfitters, Inc.
77 Hot Metal Street
Pittsburgh, PA 15203-2329

   Re: **American Eagle Outfitters, Inc.**
       Form 10-K
       Filed March 30, 2009
       File No. 001-33338

Dear Mr. O'Donnell:

   We have completed our review of your filing and have no further comments at this time.

        Sincerely,

        John Reynolds
        Assistant Director
        Office of Beverages, Apparel and
        Health Care Services